Exhibit 99.1

PRIME INFRASTRUCTURE Prime Infrastructure Holdings Limited ABN 61 100 364 234 Prime Infrastructure RE Limited ABN 67 099 717 638 AFSL 219 673 as responsible entity of each of Prime Infrastructure Trust ARSN 100 375 479 Prime Infrastructure Trust 2 ARSN 108 288 204 Level 26, 135 King Street Sydney NSW 2000 Australia T +61 2 9692 2800 F +61 2 9692 2899 www.primeinfrastructure.com 21 October 2010 The Manager Company Announcements Office ASX Limited Dear Sir Takeover bid by Brookfield Infrastructure Partners L.P. for Prime First Supplementary Target’s Statement We enclose, by way of service pursuant to paragraph 647(3)(b) of the Corporations Act 2001 (Cth), Prime’s first supplementary target’s statement dated 21 October 2010 in relation to the off-market takeover bid by Brookfield Infrastructure Partners L.P., through its general partner, Brookfield Infrastructure Partners Limited, for all the stapled securities in Prime. Yours faithfully Michael Ryan Company Secretary About Prime Infrastructure Prime Infrastructure (ASX: is a specialist infrastructure operator which owns and manages a portfolio of high quality infrastructure assets. We invest in businesses across two operating platforms based on their underlying economic drivers - utilities and fee for service. Our portfolio of infrastructure assets is primarily in the energy and transport sectors located in Australasia, North America and Europe. For further information please visit our website: www. primeinfrastructure.com

PRIME INFRASTRUCTURE Prime Infrastructure Holdings Limited ABN 61 100 364 234 Prime Infrastructure RE Limited ABN 67 099 717 638 AFSL 219 673 as responsible entity of each of Prime Infrastructure Trust ARSN 100 375 479 Prime Infrastructure Trust 2 ARSN 108 288 204 Level 26, 135 King Street Sydney NSW 2000 Australia T +61 2 9692 2800 F +61 2 9692 2899 www.primeinfrastructure.com First supplementary target’s statement 1 Introduction This document is a supplementary target’s statement under section 644 of the Corporations Act 2001 (Cth). It is the first supplementary target’s statement (First Supplementary Target’s Statement) issued by Prime Infrastructure Group, which consists of Prime Infrastructure Holdings Ltd (ABN 61 100 364 234) and Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204) (of each of which Prime Infrastructure RE Ltd (ABN 67 099 717 638) is the responsible entity) (Prime) in relation to the off-market takeover bid for all the Prime Securities by Brookfield Infrastructure Partners L.P., through its general partner, Brookfield Infrastructure Partners Limited. This First Supplementary Target’s Statement supplements, and should be read together with, Prime’s target’s statement dated 27 September 2010 (Original Target’s Statement). 2 Increase in Offer consideration 2.1 Additional Consideration Prime advises that BIP has varied the consideration it is offering under the Offer by increasing the consideration payable so that Prime Securityholders who accept the Offer will receive twenty Australian cents (A$0.20) cash per Prime Security in addition to the consideration initially offered (Additional Consideration). This First Supplementary Target’s Statement will be mailed to Prime Securityholders with a copy of the first Supplementary Bidder’s Statement, dated 19 October 2010, and issued by BIP (First Supplementary Bidder’s Statement), which annexes a Notice of Variation Increasing Offer, dated 19 October 2010, from BIP (Notice). The First Supplementary Bidder’s Statement and the Notice provide information regarding the Additional Consideration (including the timing of its payment) and related matters. 2.2 The Schemes BIP has also agreed that if the Schemes (information about which can be found in the Scheme Booklet) become Effective, Prime Securityholders will receive twenty Australian cents (A$0.20) of additional value. This will be provided by way of a special distribution by PIT (Special Distribution) (and therefore will not affect the terms of the Schemes). The page 1 record date for the Special Distribution is expected to be the same as the Scheme Record Date and the Special Distribution will be paid to Prime Securityholders on or before the Implementation Date (currently expected to be 8 December 2010). The Special Distribution is expected to be fully tax deferred for Australian tax resident Prime Securityholders. This will be confirmed as soon as possible after the Scheme Record Date. 2.3 Implications of increased value The increased total value which Prime Securityholders will receive in connection with the merger transaction1 reflects a 33% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement of the Scheme and Offer)2 and a 37% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 20103. Based on the closing price of BIP Interests on 18 October 2010 of US$20.65 and the Australian Dollar:US Dollar exchange rate on that date of US$0.9889 per A$, the increased total value available to Prime Securityholders1 is A$5.21 per Prime Security4. (This reflects the combined value of the additional A$0.20 per Prime Security and the 0.24 BIP Interests per Prime Security already offered). Based on the Australian Dollar:US Dollar exchange rate on 18 October 2010 of US$0.9889 per the total value which Prime Securityholders participating in the Liquidity Facility under the Schemes would receive would be A$4.335. It is important to note that the value of the New BIP Interests to be issued as consideration under both the Schemes and the Offer, and the cash amount to be paid under the Liquidity Facility in respect of the Schemes, will continue to fluctuate up to and beyond the cut-off date for lodging elections under the Schemes. This is illustrated in the following tables: 1 In the case of the Schemes this includes both the Scheme Consideration of 0.24 BIP Interests for each Prime Security held and the additional cash payment of A$0.20 for each Prime Security held (which will be paid by way of the Special Distribution). 2 Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD plus the additional cash payment of A$0.20. 3Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD plus the additional cash payment of A$0.20. 4 Based on the closing price of BIP Interests on 18 October 2010 (US$20.65), the exchange rate of A$0.9889 per U.S. Dollar noted above, plus the additional cash payment of A$0.20. 5 Based on a price of $17.02 for BIP Interests, and an exchange rate of US$0.9889 per AUD plus the additional cash payment of A$0 20. As described in the Scheme Booklet, Brookfield has provided an equity commitment of up to US$300 million to support the Liquidity Facility. If that commitment is insufficient to meet claims on the Liquidity Facility, excess New BIP Interests that would otherwise have been issued to Liquidity Facility participants beyond those able to be cashed out from the US$300 million commitment at US$17.02 per New BIP Interest will be sold on the market and those participants will receive a blended price. See the Scheme Booklet for further detail. page 2

Proposal –– Value of Scrip Consideration (A$) Brookfield unit A$/US$ Exchange Rate price (US$) 1.05 1.04 1.03 1.02 1.01 1.00 0.99 0.98 0.97 0.96 0.95 18.00 4.31 4.35 4.39 4.44 4.48 4.52 4.56 4.61 4.65 4.70 4.75 18.25 4.37 4.41 4.45 4.49 4.54 4.58 4.62 4.67 4.72 4.76 4.81 18.50 4.43 4.47 4.51 4.55 4.60 4.64 4.68 4.73 4.78 4.83 4.87 18.75 4.49 4.53 4.57 4.61 4.66 4.70 4.75 4.79 4.84 4.89 4.94 19.00 4.54 4.58 4.63 4.67 4.71 4.76 4.81 4.85 4.90 4.95 5.00 19.25 4.60 4.64 4.69 4.73 4.77 4.82 4.87 4.91 4.96 5.01 5.06 19.50 4.66 4.70 4.74 4.79 4.83 4.88 4.93 4.98 5.02 5.08 5.13 19.75 4.71 4.76 4.80 4.85 4.89 4.94 4.99 5.04 5.09 5.14 5.19 20.00 4.77 4.82 4.86 4.91 4.95 5.00 5.05 5.10 5.15 5.20 5.25 20.25 4.83 4.87 4.92 4.96 5.01 5.06 5.11 5.16 5.21 5.26 5.32 20.50 4.89 4.93 4.98 5.02 5.07 5.12 5.17 5.22 5.27 5.33 5.38 20.75 4.94 4.99 5.03 5.08 5.13 5.18 523 5.28 5.33 5.39 5.44 21.00 5.00 5.05 5.09 5.14 5.19 5.24 5.29 5.34 5.40 5.45 5.51 21.25 5.06 5.10 5.15 5.20 5.25 5.30 5.35 5.40 5.46 5.51 5.57 21.50 5.11 5.16 5.21 5.26 5.31 5.36 5.41 5.47 5.52 5.58 5.63 21.75 5.17 5.22 5.27 5.32 5.37 5.42 5.47 5.53 5.58 5.64 5.69 22.00 5.23 5.28 5.33 5.38 5.43 5.48 5.53 5.59 5.64 5.70 5.76 Proposal –– Value of Cash Alternative (A$) Brookfield unit A$/US$ Exchange Rate price (US$) 1.05 1.04 1.03 1.02 1.01 1.00 0.99 0.98 0.97 0.96 0.95 17.02 4.09 4.13 4.17 4.20 4.24 4.28 4.33 4.37 4.41 4.46 4.50 (cash alternative) Prime Securityholders may wish to consider the position closer to the cut-off date and should seek professional advice in considering whether they may be better off if they: sell their Prime Securities on Market before the Effective Date; elect to receive cash under the Liquidity Facility; or receive their full entitlement of New BIP Interests6. Prime has been advised that, in conjunction with the increase in value, Brookfield Infrastructure has held discussions with a number of the largest Prime Securityholders (after Brookfield Infrastructure) who, in aggregate7, hold approximately 40% of Prime Securities eligible to vote on the Scheme (or approximately 24% of total Prime Securities on issue) and Brookfield Infrastructure believes that each of these holders will vote in favour of the Schemes and will accept the Offer in the absence of a Superior Proposal or other material change in circumstances relating to the transaction. Prime Securityholders will continue to be eligible to receive the distribution of A$0.075 per security payable in respect of the quarter ending 30 September 2010. 2.4 Independent Prime Directors’ recommendation Your independent Prime Directors maintain their unanimous recommendation that you accept the Offer, in the absence of a Superior Proposal. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. 6 BIP Interests are listed on the NYSE and TSX, but not ASX. Trading in BIP Interests must be undertaken through a broker entitled to trade on these exchanges. Prime Securityholders should check with their broker. Many Australian brokers are able to trade securities on the NYSE or TSX. 7 Based on Prime’s share register as of 30 September 2010. page 3

However, they also maintain their belief that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. 2.5 Conditions BIP has approved and consented to the announcement and payment of the Special Distribution for the purposes of the conditions to the Offer and the Schemes (so that those occurrences will not constitute Prime Prescribed Occurrences for the purposes of those conditions). 2.6 Further information For further information about the Additional Consideration and the Special Distribution, see the joint news release by Prime and BIP released to ASX on 19 October 2010 (Joint Announcement). 3 Timetable and process The takeover offer by BIP is scheduled to close at 7.00pm (Sydney time) on Thursday, 25 November 2010 (unless extended). Prime Securityholders who have any questions in relation to the takeover bid or who would like another acceptance form should call the Prime Information Line on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia) between 8.30am and 5.30pm (Sydney time) Monday to Friday. 4 Other matters Unless the context otherwise requires, terms defined in the Original Target’s Statement have the same meaning in this First Supplementary Target’s Statement. This First Supplementary Target’s Statement prevails to the extent of any inconsistency with the Original Target’s Statement. A copy of this First Supplementary Target’s Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents. Signed for and on behalf of Prime following a resolution of the directors of Prime. sign here Chairman print name Hon Dr David Hamill, AM date 21 October 2010 page 4